November 3, 2014

VIA EDGAR AND OVERNIGHT MAIL

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549-8561
Attention:	Ms. Liz Walsh

Re:	General Finance Corporation
Registration Statement on Form S-3
Filed October 21, 2014
File No. 333-199514

Dear Ms. Walsh:

This letter is being submitted in response to comments received from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”) by telephone on October 30, 2014 with respect to the Registration Statement on Form S-3 filed by General Finance Corporation (the “Company”) with the SEC on October 21, 2014 (the “Form S-3”).

Concurrently with the delivery of this letter, the Company respectfully advises the Staff that it filed via EDGAR Amendment No. 1 to Registration Statement on Form S-3 (the “Amendment”) reflecting the changes made in response to the Staff’s comments.  Three copies of the Amendment and a copy of the Amendment, marked to show changes since the Form S-3, are enclosed for your convenience.

Staff Comments and Company Responses

Registration Statement on Form S-1

General

1.
Please revise the registration statement to include within the “Incorporation by Reference” section the sentence described in Question 123.05 of the Compliance and Disclosure Interpretations of the U.S. Securities and Exchange Commission.

The Company respectfully advises that in response to the October 30, 2014 comments of the Staff, the Company has revised the registration statement to include the sentence described in Question 123.05 of the Compliance and Disclosure Interpretations of the U.S. Securities and Exchange Commission to the effect that all filings filed by the registrant pursuant to the Securities Exchange Act of 1934, as amended, after "the date of the initial registration statement and prior to effectiveness of the registration statement" shall be deemed to be incorporated by reference into the prospectus.

2.	Please revise the registration statement to include within the “Incorporation by Reference” section all Current Reports on Form 8-K filed after October 21, 2014.

           The Company respectfully advises that in response to the October 30, 2014 comments of the Staff, the Company has revised the “Incorporation by Reference” section to include all Current Reports on Form 8-K filed from October 21, 2014 to November 3, 2014.

In responding to the Staff’s comment, the Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to the Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * * * * * * *

The Company respectfully requests the Staff’s assistance in completing the review of this response letter at its earliest convenience. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding this response letter to the undersigned at (626) 584-9722 x1008.

Sincerely,

/s/ Christopher A. Wilson
Christopher A. Wilson
General Finance Corporation
General Counsel & Vice President

cc:           Ronald F. Valenta, General Finance Corporation